AB 11/27



SECURITIION

12062853

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
NOV 13 2012
DIVISION OF TRADING & MARKETS

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-7305

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 09/01/11 (MM/DD/YY) AND ENDING 08/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carr Securities Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Vanderventer Avenue
(No. and Street)

Port Washington	NY	11050
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gary Gettenberg (212) 668-8700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West, Suite 301	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I Walter Carucci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Carr Securities Corporation, as of August 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

President

Signature

Title

Notary Public

JOHN D. BROWNING
Notary Public, State of New York
No. 30-4914718
Qualified in Nassau County
~~Certificate Filed in New York County~~
Commission Expires November 23, ~~1999~~ 2013

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Carr Securities Corporation
Statement of Financial Condition
August 31, 2012

Assets	
Cash	$ 33,833
Due from clearing organization	980,368
Deposit with clearing organization	250,000
Securities owned, at market	235,152
Fixed assets, net of accumulated depreciation	1,874
Account receivable - affiliate	8,000
Trader's drawing account receivable	541
Other assets	34,986
Total assets	$ 1,544,754
Liabilities and Stockholder's Equity	
Liabilities	
Note payable - stockholder	$ 300,000
Securities sold, not yet purchased, at market	3,467
Accrued expenses and other payables	154,638
Total liabilities	458,105
Stockholder's Equity	
Common stock, no par value; 200 shares authorized, 70 shares issued and outstanding	35,000
Additional paid-in capital	13,705
Retained earnings	1,037,944
Total stockholder's equity	1,086,649
Total liabilities and stockholder's equity	$ 1,544,754

The accompanying notes are integral part of this financial statement.

1. Nature of Operations

Carr Securities Corporation (the "Company") was incorporated on January 13, 1959, under the laws of New York State. The Company is a registered broker-dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company trades over-the-counter securities and is a market maker.

2. Summary of Significant Accounting Policies

Revenue Recognition
Securities transactions, commissions, and related clearing expenses of the Company are recorded on a trade date basis.

Securities Owned, and Securities Sold, Not Yet Purchased
Securities owned, and securities sold, not yet purchased, principally corporate stocks, are valued at their respective fair values. The resulting difference between cost and market is included in income.

Fixed Assets
Fixed assets are stated at cost less accumulated depreciation. Depreciation is provided on the straight-line method over the estimated useful lives of the assets.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
No provision for income taxes has been recorded, as the Company is an "S" Corporation. Accordingly, the individual stockholder reports his share of the Company's income or loss on his income tax return.

The Company has adopted the authoritative guidance issued by the Financial Accounting Standards Board on accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of August 31, 2012, the stockholder determined that the Company had no uncertain tax positions which affected its financial position and its results of operations or its cash flows, and it will continue to evaluate for uncertain tax positions in the future. The Company is no longer subject to U.S. Federal and state income tax examinations for years before 2008.

3. Securities Owned, and Securities Sold, Not Yet Purchased

Securities owned, and securities sold, not yet purchased, consist of trading and investment securities at market value as follows:

	Owned	Sold, Not Yet Purchased
Equity securities	$ 235,152	$ 3,467

4. Fixed Assets, Net

A summary of fixed assets is as follows:

Furniture and equipment	$ 65,418
Accumulated depreciation	(63,544)
	$ 1,874

5. Note Payable – Stockholder

During March 2012, the Company borrowed $300,000 evidenced by a note payable from the Company's sole stockholder. The note bears interest at 4% per annum and is payable upon 30 days written demand after March 23, 2013. At August 31, 2012, the amount due to the shareholder is $305,000, which includes accrued interest of $5,000 which is included in the statement of financial condition in accrued expenses and other payables.

6. Clearing Arrangement

The Company has an agreement with a clearing organization to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. As part of the agreement, the clearing organization executes all orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed, or loaned, and the receipt and distribution of interest and principal payments. The Company has agreed to pay the clearing organization for its services pursuant to a fee arrangement based generally on a flat rate per trade, subject to certain minimum fee levels.

The Company is required to maintain a deposit of $250,000 with the clearing organization.

7. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $415,500 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At August 31, 2012, the Company had net capital, as defined, of $888,021, which exceeded the required minimum net capital of $415,500 by $472,521. Aggregate indebtedness at August 31, 2012, totaled $454,638. The ratio of aggregate indebtedness to net capital was .51 to 1.

8. Office Lease

The Company pays office rent on a month to month basis in the amount of $5,550 per month.

9. Administrative Fees- Affiliate

Effective January 1, 2012, the Company entered into a one year agreement for $96,000 to perform administrative services for an entity for which the sole shareholder of Carr Securities Corporation has a partnership interest in. At August 31, 2012, $8,000 was due from this entity.

10. Fair Value Measurements

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The Company maintains Level 1 securities as follows:

Level 1: Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments are not applied to level 1 securities. Because valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment. The Company does not adjust the quoted price for these investments, even in situations where the Company holds a large position and the sale could reasonably impact the quoted price.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of August 31, 2012.

Description	Classification	Total	Level 1
Nano Cap Equity Securities	Asset	$ 235,152	$ 235,152
Nano Cap Equity Securities	Liability	$ 3,467	$ 3,467

11. Off-Balance Sheet Risk and Concentration of Credit Risk

Transactions with the clearing organization may expose the Company to off-balance-sheet risk in the event that the clearing organization is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers; therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing organization.

The Company, as part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

The Company periodically has cash at a bank in excess of FDIC-insured limits and is exposed to the credit risk resulting from this concentration of cash.

12. Subsequent Events

The Company has evaluated subsequent events through November 1, 2012, the date the financial statements were available for issuance.

Given the economy in fiscal 2012, the Company is considering changes to its business mix. In addition, the Company is in discussion with its advisors and FINRA regarding potential changes to its operations.


MAZARS


WeiserMazars

* * * * * * * * * * * * * * * * * * *

The Company's Statement of Financial Condition as of August 31, 2012 is available for examination at the office of the Company and at the Regional Office of the Securities and Exchange Commission.

* * * * * * * * * * * * * * * * * * *

Independent Auditors' Report

To the Stockholder of
Carr Securities Corporation

We have audited the accompanying statement of financial condition of Carr Securities Corporation (the "Company") as of August 31, 2012, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Carr Securities Corporation at August 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

WeiserMazars LLP

November 1, 2012

WEISERMAZARS LLP
60 CROSSWAYS PARK DRIVE WEST, SUITE 301 – WOODBURY, NEW YORK – 11797
TEL: 516.488.1200 – FAX: 516.488.1238 -- WWW.WEISERMAZARS.COM